March 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini

Sarah Sidwell

Kevin Stertzel

Andrew Blume

Re:	Astera Labs, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-277205

Requested Date: March 19, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Astera Labs, Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its outside counsel, Goodwin Procter LLP may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 163 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from March 8, 2024 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

By:	/s/ Mitzi Madrid Diaz

Name:	Mitzi Madrid Diaz
Title:	Executive Director

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

By:	/s/ Greg Chamberlain
Name:	Greg Chamberlain
Title:	Managing Director